Exhibit 5.0

[LETTERHEAD OF CORRERO FISHMAN HAYGOOD
PHELPS WALMSLEY & CASTEIX, L.L.P.]

November 8, 2004

Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816

Ladies and Gentlemen:

     We have acted as counsel for Amedisys, Inc. (the “Company”) in connection with the filing under the Securities Act of 1933 (the “Act”) of the Company’s registration statement on Form S-3 (the “Registration Statement”) covering up to 223,167 shares of the common stock of the Company offered by the selling shareholders named therein. Of these 223,167 shares, 173,167 shares are outstanding (the “Outstanding Shares”) and 50,000 shares are issuable upon the exercise of a warrant (the “Warrant Shares”).

     For the purposes of the opinions expressed below, we have examined the Registration Statement and the Articles of Incorporation, as amended, and By-laws, as amended, of the Company, and such other documents and sources of law as we considered necessary to render the opinions hereinafter expressed.

     Based upon the foregoing, and upon our examination of such matters as we deem necessary in order to furnish this opinion, we are of the opinion that (i) the Outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and (ii) the Warrant Shares are duly authorized and, when issued and delivered upon exercise of the warrant and payment of the consideration therefor, will be validly issued, fully paid and non-assessable.

     This opinion letter is limited to the matters expressly stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

     We hereby consent (i) to be named in the Registration Statement under the heading “Legal Matters” and (ii) to the filing of this opinion as an exhibit to the Registration Statement. In so doing we do not admit that we are “experts” within the meaning of the Act.

Sincerely,

/s/ Anthony J. Correro, III

Anthony J. Correro, III